INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

June 15, 2017

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-217562)

Ladies and Gentlemen:

This letter summarizes the additional comments providAed to me by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 13, 2017 and June 14, 2014, with respect to the Registrant’s registration statement filed on Form N-14 (the “N-14 Registration Statement”) relating to the proposed reorganization of Capital Innovations Global Resources and Infrastructure Fund (the “Acquired Fund”), a series of RidgeWorth Funds (the “Trust”), into Oak Ridge Global Resources & Infrastructure Fund, a series of the Registrant (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”).

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Funds’ Form N-14 registration statement (the “Amendment”) that will be filed separately.

1.
In your response letter dated June 8, 2017 (the “Response Letter”), Item #14(e) states “[f]or purposes of this investment policy, the Fund may also invest in securities of companies that are suppliers to firms producing natural resources, and in instruments with economic characteristics similar to natural resources securities, such as publicly traded master limited partnership interests (“MLPs”).” Consistent with you response letter dated June 13, 2017, companies that are suppliers to firms producing natural resources should not be included as part of the Fund’s 80% investment policy.

Response: The Registrant has revised this sentence as follows:

“For purposes of this investment policy, the Fund may ~~also~~ invest ~~in securities of companies that are suppliers to firms producing natural resources, and~~ in instruments with economic characteristics similar to natural resources securities, such as publicly traded master limited partnership interests (“MLPs”). The Fund may also invest in securities of companies that are suppliers to firms producing natural resources.”

2.
The Fund’s fundamental policies include that the Fund may not invest 25% or more of its total assets, calculated at the time of purchase, in any one industry (other than securities held by the U.S. Government, its agencies or instrumentalities), except that the Fund will concentrate (that is, invest 25% or more of its net assets) in the natural resources and infrastructure groups of industries. The Commission staff believes that the natural resources and infrastructure group of industries are not sufficiently related industries to be aggregated for purposes of the 25% concentration policy. Please revise the disclosure to state the Fund will concentrate in each of the natural resources and infrastructure group of industries.

Response: The Registrant has revised the fundamental policy as follows:

“The Fund may not invest 25% or more of its total assets, calculated at the time of purchase, in any one industry (other than securities issued by the U.S. Government, its agencies or instrumentalities), except that the Fund will concentrate (that is, invest 25% or more of its net assets) in each of the natural resources and infrastructure group of industries.”

In addition, this revision to the concentration policy is reflected in the Form N-14 Registration Statement where appropriate.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake
Secretary

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